MEGACHAIN.COM, LTD.
                   34 West 8th Avenue o Vancouver, BC V5Y 1M7
               Telephone (604) 250-5155 - Facsimile (604) 873-4395
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             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                               September 19, 2001

                We are furnishing this Information Statement to
               all of our shareholders of record at the close of
        business on September 17, 2001 of our common stock, no par value

                   This notice is required by Section 14(f)
                 of the Securities Exchange Act of 1934 (the
             "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

        NO VOTE OR OTHER ACTION BY MEGACHAIN'S SHAREHOLDERS IS REQUIRED
  IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

         MegaChain.com, Ltd., a Delaware corporation ("MegaChain"), has entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") with Acola Corp. ("Acola"), a Delaware corporation. Acola is a development stage corporation and has obtained an option to acquire the exclusive, 20 year Mexico distribution rights to Anvirzel(TM) and all of its derivative products. The reorganization is expected to be completed on or before October 1, 2001. As a result of the reorganization, the shareholders ("Holders") of Acola will own well in excess of a majority of the voting stock of MegaChain. MegaChain will also change its name to Acola Corp. The reorganization will not require the approval of shareholders of MegaChain.

         Under the Reorganization Agreement, following the reorganization, Robert B. Dillon, President and Chief Executive Officer of Acola will be appointed President, CEO and a director of MegaChain. Tom Lavin will resign from these positions with the parent company upon Mr. Dillon's appointment. Mr. Dillon intends to appoint Samuel M. Skipper as Chairman of the Board of Directors. Messrs. Dillon and Skipper will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to MegaChain's shareholders and after completion of the reorganization.

         Because of the change in ownership and the composition of the board upon completion of the reorganization, there will be a change in control of MegaChain.

         As of the date hereof, MegaChain had 348,800 shares of its common stock issued and 305,050 shares outstanding. The common stock is MegaChain's only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the reorganization under the Reorganization Agreement and its effect on MegaChain and contains biographical and other information concerning the executive officers and directors after the reorganization. All MegaChain filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of MegaChain filings may be obtained from the SEC's website at http://www.sec.gov.


                          THE REORGANIZATION AGREEMENT

         On September 18, 2001, MegaChain and Acola entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which MegaChain will acquire 100% of the outstanding equity interests of Acola.

         The reorganization is expected to be completed on or before October 1, 2001, by the issuance of 15,000,000 (in excess of a majority) of the MegaChain common stock, 100 shares of Series A Preferred Stock and 150,000 shares of Series B Preferred Stock to the Holders of Acola in exchange for 100% of the equity interests of Acola. The parent company will then change its name to Acola Corp. after completion of the reorganization process. Acola will be a wholly-owned subsidiary of MegaChain and the present Holders of Acola will own approximately 99.9% of the outstanding equity interest and 98.8% voting rights of the parent company. The reorganization will not require approval of shareholders of MegaChain. Holders of 100% of the shares of stock of Acola have approved the reorganization.

         The Reorganization Agreement contemplates that Robert B. Dillon, President and Chief Executive Officer of Acola will be appointed President, CEO and a director of MegaChain. Tom Lavin will resign from these positions with the parent company upon Mr. Dillon's appointment. Mr. Dillon intends to appoint Samuel M. Skipper as Chairman of the Board of Directors. Messrs. Dillon and Skipper will serve until their respective successors are elected and qualified.

         Upon the completion of the reorganization, all of the outstanding shares of common stock of Acola will be converted into:

                  *   15,000,000 shares of MegaChain common stock;

                  *   100 shares of MegaChain Series A Preferred Stock; and

                  *   150,000 shares of MegaChain Series B Preferred Stock.

         The MegaChain preferred stock will vote together with the MegaChain common stock on an "as converted" basis. That is, each of the 100 shares of MegaChain Series A Preferred Stock issued in the reorganization will be entitled to 2,000,000 votes on all matters with the MegaChain common stock, subject to certain exceptions and each of the 150,000 shares of MegaChain Series B Preferred Stock issued in the reorganization will be entitled to 100 votes on all matters with the MegaChain common stock, subject to certain exceptions.

         The MegaChain preferred stock is being issued in the reorganization because the Certificate of Incorporation of MegaChain currently authorizes MegaChain to issue 30,000,000 shares of common stock and 5,000,000 shares of preferred stock, the latter with such powers and preferences as the board of directors of MegaChain shall determine. As of the date hereof, MegaChain had outstanding 348,800 shares of common stock and 305,050 shares of common stock outstanding. Accordingly, the MegaChain preferred stock was issued because of the limitations on the number of issued and reserved shares of MegaChain common stock.

         It is expected that the Certificate of Incorporation will be proposed to MegaChain stockholders for amendment after completion of the reorganization to increase the number of shares of common stock that MegaChain is authorized to issue and authorize the issuance of Class B Common Stock. If the Certificate of Incorporation is so amended, all outstanding shares of the MegaChain preferred stock issued in the reorganization will be automatically converted into MegaChain common stock by their terms.


                    PROPOSED CHANGE IN CONTROL OF THE COMPANY

        Giving effect to the reorganization and replacement of the officers and directors of MegaChain by the board of directors of Acola, and the issuance of MegaChain common stock and MegaChain preferred stock to the Acola shareholders:

                  * the shareholders of Acola (including Messrs. Skipper and Dillon) will own 98.8% of the outstanding MegaChiain common stock and approximately 99.9% of the outstanding voting stock of Acola; and

                  * Messrs. Skipper and Dillon will own 63.1% of the outstanding Acola common stock and approximately 98.9% of the outstanding voting stock of Acola; and

                  * Messrs. Skipper and Dillon will be the sole directors of Acola.

         As a result of their majority voting stock ownership and director status upon completion of the merger, Messrs. Skipper and Dillon will be in control of the business and affairs of Acola.

         Upon completion of the reorganization, there will be 30,305,050 outstanding common shares, 30,000,000 shares (98.8%) of which will be held by the present Acola Holders. Approximately 305,050 shares (1.2%) will be held by the present MegaChain shareholders.

                                      ACOLA

         Acola has obtained an option to acquire the exclusive, 20 year Mexico distribution rights to Anvirzel(TM) and all of its derivative products ("Products"). Anvirzel(TM) is a unique, patented, botanical drug for the treatment of certain cancers, HIV/AIDS, and Hepatitis C. Acola is seeking to align itself with a strategic Mexican partner who will be directly responsible for securing a Mexican governmental contract as well as marketing and distributing the Products to patients worldwide in hospitals and clinics throughout Mexico. In coordination with its Mexican partner, Acola intends to design and implement a comprehensive, Internet intensive marketing campaign to facilitate access to Anvirzel(TM) in Mexico for the millions of prospective U.S., Mexico and worldwide patients suffering from the various types of cancer, HIV/AIDS, Hepatitis C, and other serious illnesses which respond to Anvirzel(TM).

         After securing the exclusive Mexico rights to Anvirzel(TM), Acola intends to aggressively pursue the acquisition of the exclusive rights to Anvirzel(TM) in selected countries in South America and Central America. Appropriate strategic partners are already being identified and selected in such countries as Venezuela, Argentina, and Paraguay.

         Acola's principal office is in Houston, Texas. Acola presently has no employees.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of September 15, 2001, regarding beneficial ownership of common stock by (i) each person known by MegaChain to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of MegaChain, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of MegaChain after giving effect to the reorganization. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

------------------------------------------- ----------------------------------- --------------------------------------
                                                     Current Holdings               After Closing Reorganization
------------------------------------------

------------------------------------------- ----------------------------------- --------------------------------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
                                               Amount and                        Amount and Nature
                                                Nature of                          of Beneficial
             Name and Address                  Beneficial       Percentage of        Ownership        Percentage of
           of Beneficial Owner                  Ownership           Total                                 Total
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Tom Lavin
34 West 8th Avenue                            37,500 Common        12.29%          37,500 Common          .0012%
Vancouver, BC                                    Shares                               Shares
CANADA V5Y 1M7
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Bill Lavin
34 West 8th Avenue                            37,500 Common        12.29%          37,500 Common          .0012%
Vancouver, BC                                    Shares                               Shares
CANADA V5Y 1M7
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Donald Steele
6491 Madrana Cres.                                  0                0%                                     0%
West Vancouver, BC
CANADA V7W 2J7
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Terrific Software, Inc.
P.O. Box N65                                  50,000 Common        16.39%          50,000 Common          .0016%
Nassau, Bahamas                                  Shares                               Shares
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------

Samuel M. Skipper                                   0                0%          5,720,000 Common        49.4%(3)
8303 Southwest Freeway, Suite 950                                                     Shares
Houston, Texas 77074
                                                                                    50 Series A            (4)
                                                                                Preferred Shares(1)

                                                                                  57,200 Series B
                                                                                Preferred Shares(2)     49.95%(5)
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------

Robert B. Dillon                                    0                0%          3,850,000 Common        49.4%(3)
1003 Wirt Rd. Suite 311                                                               Shares
Hosuton, Texas 77055
                                                                                    50 Series A            (4)
                                                                                Preferred Shares(1)

                                                                                  38,500 Series B
                                                                                Preferred Shares(6)     49.95%(5)
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
Current executive officers and directors
(2 persons)                                   75,000 Common        24.58%          75,000 Common          .0024%
                                                 Shares                               Shares
------------------------------------------- ------------------ ---------------- -------------------- -----------------
------------------------------------------- ------------------ ---------------- -------------------- -----------------
All Proposed Officers and Directors as a                                         9,570,000 Common         98.8%
Group (2 persons)                                   0                0%               Shares

                                                                                   100 Series A
                                                                                Preferred Shares(7)

                                                                                  95,700 Series B         99.9%
                                                                                Preferred Shares(8)
------------------------------------------- ------------------ ---------------- -------------------- -----------------

(1) Converts into 1,000,000 Class B Common Shares, each of which has 100 votes.
(2)      Converts into 5,720,000 Common Shares.
(3) After conversion of Series B Preferred Shares and before conversion of Series A Preferred Shares.
(4)      Included in Common Stock percentage.
(5)      After conversion of Series A Preferred Shares and Series B Preferred
         Shares.
(6)      Converts into 3,850,000 Common Shares.
(7) Converts into 2,000,000 Class B Common Shares, each of which has 100 votes.
(8)      Converts into 9,570,000 Common Shares.


                        DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or before October 1, 2001, the reorganization contemplated by the Reorganization Agreement will be completed and the current directors of MegaChain, Tom Lavin, Bill Lavin and Donald Steele, will be replaced by Robert B. Dillon and Samuel M. Skipper. The following table sets forth information regarding MegaChain's current executive officers and directors and the proposed executive officers and directors of MegaChain after the reorganization.

Current Executive Officers and Directors

         Set forth below is certain information regarding the current executive officers and directors of MegaChain:

             Name                           Age                       Position                      Since
Tom Lavin                                   51               Chief Executive Officer,         February 15, 1999
                                                             President and Director

Bill Lavin                                  50               Vice President, Secretary        February 15, 1999
                                                             and Director

Donald Steele                               50               Director                         February 15, 1999

Tom Lavin, Chief Executive Officer, President and Director

            Mr. Lavin has been involved with electronics technology, telecommunications and the advertising industry for over 20 years. He has been President of Blue Wave Productions Ltd., one of Western Canada's largest and most successful audio production facilities since 1980 and a Partner in Teddy Bear Productions, a company that designs and produces national television and radio advertising for such clients as McDonald's, B.C. Tel, Ford, Toyota, Jeep, Kawasaki and Future Shop since 1985.

            In the early 1990's Mr. Lavin headed the New England Digital File Transfer Project for the WAT Group of Companies, then founded and took Axion Communications Incorporated public in 1994 via an initial public offering on the Vancouver Stock Exchange. He acted as CEO for Axion Communications, managing over 40 employees and a client base of nearly 15,000 until May, 1997. Prior to his involvement with MegaChain, he consulted independently on a number of high tech and telecom projects.

Bill Lavin, Vice President, Secretary and Director

            Mr. Lavin has been involved in technical development, management and sales and marketing for over 20 years. He has provided management and consulting to companies such as American Express, Chevron, Kaiser Permanente and Pacific Bell. With American Express, he spearheaded the launch of several products including Platinum and Gold Year End Summary, Optima MIS and a World Wide Marketing System.

            Mr. Lavin has many years of experience in directing the successful implementation of projects using leading edge technologies and has a thorough understanding of data processing, management, MIS and marketing applications. Prior to his involvement in MegaChain, his most recent endeavors included acting as Vice President of Sales and for Tier Corporation of Walnut Creek California, a consulting firm with over 150 employees and over $US 40 Million in sales, and from 1996 to 1998, as President of Internet Gaming Network Incorporated, a company whose securities are traded on the Vancouver Stock Exchange.

Donald Steele, Director

            Mr. Steele is a marketing and corporate development specialist with a background in a variety of industries. During the past five years Mr. Steele has been involved in a number of entrepreneurial ventures. Since 1985 he has acted as President of Don Steele Ltd. doing business as motion picture and television marine services, a company that contracts with film productions houses for labor and equipment for the filming of marine sequences. During 1998 and 1999 he established a Peat Processing operation in Northern Alberta and currently maintains contact with software consultants and developers in the United Kingdom on MegaChain's behalf.

            There are no family relationships among directors or executive officers except that Bill Lavin is Tom Lavin's father's half brother.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Reorganization

                        Name                           Age                               Position
           Robert B. Dillon                            52               President, CEO and Director

           Samuel M. Skipper                           42               Chairman, Secretary and Director

Robert B. Dillon, President, Chief Executive Officer and Director

         In 1998, Mr. Skipper was a founder of Vector Energy, a public oil and gas company where he currently serves as CEO and Chairman. From 1989, to 1998, he was Managing Director of Metropolitan Capital, a Houston-based investment banking firm. In 1989, Mr. Skipper was a founder of Diagnostic Health Corporation ("DHC"), a company formed for the purpose of consolidating diagnostic imaging business. DHC was later sold to Health South, a New York Stock Exchange company. In 1992, Mr. Skipper founded Image Trust, Inc., a public health care company in the diagnostic imaging business, where he served as CEO and Chairman of the Company. Mr. Skipper has over 12 years of experience managing and operating public companies.

Samuel M. Skipper, Chairman, Secretary and Director

         A former partner in Houston Real Estate and Investments Corporation, Mr. Dillon is a practicing attorney, as well as a seasoned executive. With over twenty-six years of both litigation and transactional experience, Mr. Dillon offers a broad experience base to the Acola team. He has been an attorney with Fulbright and Jaworski, a partner at Beirne, Maynard and Parsons and a sole practitioner. In addition to practicing law, he is a former owner and general counsel of Jordan and Associates, Inc., a computer software company which he helped run and eventually sell for several million dollars to the Ultimate Corporation. Mr. Dillon was admitted to the Texas Bar in October, 1974, with a B.A. from the University of Texas in 1971, and a 1974 J.D. from the University of Texas Law School.


                             EXECUTIVE COMPENSATION

         MegaChain has one part-time executive officer. There was no compensation paid to officers in 2000, 1999 and 1998. The directors of MegaChain are not compensated for their services in that capacity.


                               BOARD OF DIRECTORS

         Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, MegaChain's bylaws require no fewer than one director. Currently, there are three directors of MegaChain. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the MegaChain.


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires MegaChain's executive officers, directors and persons who beneficially own more than 10% of MegaChain's Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish MegaChain with copies of all Section 16(a) forms they file. No Forms 3 or 4 have been furnished to MegaChain pursuant to Rule 16a-3(c) during its most recent fiscal year and no Form 5 has been furnished to MegaChain with respect to its most recent fiscal year.

                  1. MegaChain does not know of any person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of MegaChain, or any other reporting person (as defined in Item 405 of Regulation S-B) ("reporting person"), that failed to file on a timely basis, reports required by
         Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year.



                               MegaChain.com, Ltd.

Dated:  September 19, 2001